Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

U.S.A.

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

As representatives of the prospective underwriters

VIA EDGAR

July 12, 2019

Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

 Attention:                    Mr. Edwin Kim

Ms. Barbara C. Jacobs

Mr. Frank Knapp

Mr. Craig Wilson

Re:                             DouYu International Holdings Limited (the “Company”)

Registration Statement on Form F-1, as amended (Registration No. 333-230976)

Registration Statement on Form 8-A (Registration No. 001-38967)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time on July 16, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between July 8, 2019 and the date hereof, 2,574 copies of the preliminary prospectus of the Company dated July 8, 2019 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Holley
Name:	Robert Holley
Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Paul Mule
Name:	Paul Mule
Title:	Executive Director

BOFA SECURITIES, INC.

By:	/s/ David Cheng
Name:	David Cheng
Title:	Managing Director